

07002452

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66938

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/05 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERCAP MERCHANT PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

707 SKOKIE BOULEVARD, SUITE 600
(No. and Street)

NORTHBROOK (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CAROL ROTH 847-215-4880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SILVER, LERNER, SCHWARTZ & FERTEL
(Name – *if individual, state last, first, middle name*)

8700 NORTH SKOKIE BOULEVARD #400 (Address) SKOKIE (City) IL (State) 60077 (Zip Code)



SEC
FEB 2 7 2007
WASH, D.C.
185
SECTION

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CAROL ROTH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERCAP MERCHANT PARTNERS, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(NONE)


"OFFICIAL SEAL"
Jyoti Ahuja
Notary Public, State of Illinois
My Commission Exp. 08/25/20

Signature

MEMBER / PARTNER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SILVER LERNER SCHWARTZ FERTEL
SLSF
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Accounting Control Required By Rule 17a-5

To the Member of
Intercap Merchant Partners, LLC
Northbrook, Illinois

In planning and performing our audit of the financial statements and schedules of Intercap Merchant Partners, LLC (the Company), as of and for the period ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

8707 North Skokie Boulevard • Skokie, Illinois 60077
tel: 847-676-2000 • fax: 847-676-2065 • www.slsf.com

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and would not necessarily disclose all deficiencies in internal control that might be significant deficiencies or material weaknesses under standards established by the American Institute of Certified Public Accountants. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, we noted no deficiencies involving internal control that we consider to be significant deficiencies or material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

February 22, 2007

INTERCAP MERCHANT PARTNERS, LLC

Financial Statements

For the Fourteen Month Period From November 1, 2005
(Date of NASD Membership) to December 31, 2006

INTERCAP MERCHANT PARTNERS, LLC

For the Fourteen Month Period From November 1, 2005 (Date of NASD Membership) to December 31, 2006

CONTENTS


SILVER LERNER SCHWARTZ FERTEL
SLSF
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Member of
Intercap Merchant Partners, LLC
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Intercap Merchant Partners, LLC as of December 31, 2006 and the related statements of income, changes in member's equity, and cash flows for the fourteen month period then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Intercap Merchant Partners, LLC as of December 31, 2006, and the results of their operations and their cash flows for the fourteen month period then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Silver, Lerner, Schwartz & Fertel

Certified Public Accountants

February 22, 2007

8707 North Skokie Boulevard • Skokie, Illinois 60077
tel: 847.676.2000 • fax: 847.676.2065 • www.slsf.com

INTERCAP MERCHANT PARTNERS, LLC

Statement of Financial Condition

December 31, 2006

ASSETS

Current Assets	
Cash and equivalents	$ 98,897
Marketable securities	75,000
Other	20
Total Current Assets	173,917
Property and Equipment, at cost	
Computer and equipment	4,668
Furniture and fixtures	4,065
Software	860
	9,593
Less: Accumulated depreciation	2,777
Net Property and Equipment	6,816
Investments	25,002
Total Assets	$ 205,735

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities	
Accounts payable and accrued expenses	$ 2,285
Commitments (Note 6)	
Member's Equity	203,450
Total Liabilities and Member's Equity	$ 205,735

The accompanying notes are an integral part of these financial statements.

INTERCAP MERCHANT PARTNERS, LLC

Statement of Income

For the Fourteen Month Period From November 1, 2005 (Date of NASD Membership) to December 31, 2006

Revenues	
Service fees	$ 606,980
Other	15,619
Total Revenues	622,599
Operating Expenses	
Salaries and other employment costs	409,802
Other expenses	127,792
Regulatory fees	3,427
Total Operating Expenses	541,021
Operating Income	81,578
Other Income	
Interest and dividend income	8,075
Net Income	$ 89,653

The accompanying notes are an integral part of these financial statements.

INTERCAP MERCHANT PARTNERS, LLC

Statement of Changes in Member's Equity

For the Fourteen Month Period From November 1, 2005 (Date of NASD Membership) to December 31, 2006

	Contributed Capital	Retained Earnings	Total Member's Equity
Balance, November 1, 2005	$ 44,319	$ 69,478	$ 113,797
Net income		89,653	89,653
Balance, December 31, 2006	$ 44,319	$ 159,131	$ 203,450

The accompanying notes are an integral part of these financial statements.

INTERCAP MERCHANT PARTNERS, LLC

Statement of Cash Flows

For the Fourteen Month Period From November 1, 2005 (Date of NASD Membership) to December 31, 2006

Cash Flows From Operating Activities		
Net income	$	89,653
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		1,867
Decrease in assets		
Other		4,730
Decrease in liabilities		
Accounts payable and accrued expenses		(3,848)
Net Cash Provided By Operating Activities		92,402
Cash Flows From Investing Activities		
Purchase of property and equipment		(2,918)
Purchase of investments		(50,002)
Net Cash Used In Investing Activities		(52,920)
Net Increase In Cash and Equivalents		39,482
Cash and Equivalents		
Beginning		59,415
End	$	98,897

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Business Activity
Intercap Merchant Partners, LLC (the Company) was organized as an Illinois Limited Liability Company on January 31, 2005 to provide advisory and investment banking services related to capital raising activities, mergers and acquisitions and private placement of securities for corporate and institutional clients throughout the United States and certain foreign locations. The Company is an independent registered broker-dealer and a member of the National Association of Securities Dealers.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Service fees are recognized in accordance with terms agreed upon with each client and are generally based on a percentage of capital raised or value of a merger or acquisition transaction.

Cash Equivalents
The Company treats investments in highly liquid securities with an initial maturity of less than 90 days as cash equivalents.

Investments
The Company classifies all of its marketable debt securities as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first out (FIFO) method, are included in earnings; unrealized holding gains and losses are reported in comprehensive income. The Company's non-marketable equity securities are carried at cost.

Property and Equipment
Property and equipment are recorded at cost. Depreciation and amortization is computed using the straight-line method over estimated useful lives of three to seven years.

Member Compensation
Member compensation is reported in salaries and other employment costs in the accompanying financial statements.

Income Taxes
As a single-member limited liability company, income taxes on earnings of the Company are payable by its Member and, accordingly, no provision for income taxes is reflected in the accompanying financial statements.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the initial twelve months of operations, and 15 to 1 thereafter. At December 31, 2006, the Company had net capital of $164,183, which was $159,183 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.01 to 1.0 at December 31, 2006.

Note 3 – Concentrations

During the period 91% of revenues earned were from two clients.

Note 4 – Marketable Securities

The Company's marketable securities portfolio as of December 31, 2006 consists of:

	Cost	Fair Value
Available-for-sale:		
Bonds	$ 75,000	$ 75,000

The bonds have maturity dates from February 2026 through August 2038, with variable interest rates ranging from 3.50% to 3.85%.

Note 5 – Employee Benefit Plan

The Company maintains a profit sharing and 401(k) plan covering all eligible employees, as defined. The plan provides for contributions by the Company as annually determined by its Member. The Company's contribution for the period ending December 31, 2006 was $29,000.

Note 6 – Lease Commitment

The Company leases its office facility in Northbrook, Illinois pursuant to a lease which expires in July, 2008. Rent expense aggregated $19,292 for the period ended December 31, 2006. Future minimum rentals required under the operating lease are $16,752 and $9,772 for the fiscal years ending December 31, 2007 and 2008, respectively.

Supplemental Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

The accompanying schedule is prepared in accordance with requirements and general format of FOCUS Form X-17 A-5.

INTERCAP MERCHANT PARTNERS, LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

December 31, 2006

Net Capital		
Total member's equity qualified for net capital	$	203,450
Deduction for non-allowable assets:		
Other current assets		(20)
Investments		(25,002)
Property and Equipment - net		(6,816)
Net capital before haircuts		171,612
Less haircuts		7,429
Net capital		164,183
Minimum net capital required		5,000
Excess net capital	$	159,183
Aggregate Indebtedness:		
Liabilities	$	2,285
Ratio of aggregate indebtedness to net capital		0.01 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2006.

No material difference exists between net capital as reported in FOCUS Part IIA and net capital as reported above.

See Independent Auditor's Report.

INTERCAP MERCHANT PARTNERS, LLC

Schedule II
Computation for Determination of the Reserve Requirements Under the Securities and Exchange Commission Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3

December 31, 2006

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(2)(i) of the rule and does not hold customers' monies or securities.

END